SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 27, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on September 27, 2012 on the Hong Kong Stock Exchange’s website at:

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0927/LTN20120927344.pdf, regarding an overseas regulatory announcement; and

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0927/LTN20120927360.pdf, regarding a list of Directors and their roles and functions.

English versions of the announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: September 27, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

27 September 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

1

Stock short name: China South Air Stock Code: 600029 Notice No.: Lin 2012-037

ANNOUNCEMENT of the Board of DIRECTORS

OF

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the provisions of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the Board passed the following resolution by means of written resolution on 27 September 2012: 1. Appointing Mr. Xu Jie Bo as the Senior Executive Vice President, Chief Financial Officer and Chief Accountant of the Company; 2. Appointing Mr. Guo Zhi Qiang as the COO Marketing & Sales of the Company.

The number of Directors supposed to be present was 11, of which 11 attended in person. The Directors approved the above resolutions unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinion of the Independent Directors:

The above candidates for the senior management of the Company meet the relevant qualifications required by the Company Law and the Articles of Association of the Company, their nomination and engagement procedures comply with the provisions of the Company Law and the Articles of Association of the Company, the engagement of the above candidates by the Board is consented to.

Independent Directors: Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le

The Board of

China Southern Airlines Company Limited

27 September 2012

Attached: Profile of Mr. Xu Jie Bo and Mr. Guo Zhi Qiang

Mr. Xu Jie Bo, aged 47, graduated with a bachelor degree from Tianjin University majoring in infrastructure and engineering management, and was subsequently awarded with a master degree in Business Administration from Hong Kong Baptist University and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified senior accountant. Mr. Xu began his career in 1986. He served as the director of the financial department of Central and Southern China Civil Aviation Administration; as the Chief Accountant and the General Manager of the Financial Department of the Company. He has been a director, the Chief Financial Officer and the Chief Accountant of the Company since April 2001 and a director, the Executive Vice President, the Chief Financial Officer and the Chief Accountant of the Company since August 2003. Mr. Xu is also the chairman of Guizhou Airlines Company Limited; the vice chairman of Xiamen Airlines Company Limited and the vice chairman of Sichuan Airlines Corporation Limited.

2

Mr. Guo Zhi Qiang, aged 49, economist, graduated with a master degree from Party School of Xinjiang Uyghur Autonomous Region majoring in Business Administration. Mr. Guo began his career in 1980 and served as the manager of transportation department of Xinjiang Airlines; the deputy general manager of Xinjiang Company of China Southern Air Holding Company; the general manager of China Southern Airlines Beijing Office; the deputy general manager of China Southern Airlines Xinjiang Branch. Mr. Guo had been the deputy general manager of the Shenzhen Branch of the Company from December 2005 to February 2008 and the president and chief executive officer of Chongqing Airlines Company Limited from December 2008 to May 2009, and was appointed as the Deputy Director General of the Commercial Steering Committee of the Company in May 2009 and the Director General of the Commercial Steering Committee of the Company from September 2009 to September 2012. Mr. Guo is also a director of Xiamen Airlines Company Limited and Guandong CSN-ETC E-commerce Co., Ltd.

3

List of Directors and their Role and Function

The members of the board of Directors (“Board”) of China Southern Airlines Company Limited are set out below.

Non-Executive Directors

Si Xian Min(Chairman)

Wang Quan Hua

Yuan Xin An

Executive Directors

Tan Wan Geng(President)

Zhang Zi Fang(Executive Vice President)

Xu Jie Bo(Senior Executive Vice President, Chief Financial Officer and Chief Accountant)

Chen Zhen You

Independent Non-Executive Directors

Gong Hua Zhang

Wei Jin Cai

Ning Xiang Dong

Liu Chang Le

There are 4 Board committees. The table below provides membership information of these committees on which each Board member serves.

Board	Audit Committee	Remuneration and Assessment Committee	Nomination Committee	Strategic Decision-making Committee
Committee Director
Si Xian Min			C	M
Wang Quan Hua		M
Yuan Xin An
Tan Wan Geng				C
Zhang Zi Fang
Xu Jie Bo				M
Chen Zhen You
Gong Hua Zhang	C	M	M
Wei Jin Cai	M		M	M
Ning Xiang Dong	M	C
Liu Chang Le				M

Notes:

C	Chairman of the relevant Board committees
M	Member of the relevant Board committees

Guangzhou, the People’s Republic of China

27 September 2012

1